Schering AG: New treatment of overactive bladder through vaginal ring

Berlin, June 15, 2001; Schering AG (FSE: SCH, NYSE: SHR) announced today that it has obtained exclusive rights for an oxybutynin releasing vaginal ring. This technology will provide an innovative new treatment option for urge incontinence in women.

Professor Guenter Stock, member of the Executive Board of Schering AG responsible for research and development said: "With this addition to our portfolio Schering continues extending its business activities in the field of gender specific healthcare".

This innovative product was developed by the American company Enhance Pharmaceuticals, Inc.. Schering will fund the further development of the product and will collaborate in clinical development. At the moment the product is in clinical Phase II trials. Submission for registration in the United States is planned for 2003.

The vaginal ring contains the drug oxybutynin the oral formulation of which is currently the goldstandard in drug therapy for patients suffering from urge incontinence. Overactive bladder is a condition characterized by symptoms of urinary frequency, urgency and urge incontinence. Oxybutynin affects the cholinergic nervous system and reduces the urgent sensations to urinate.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radiopharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

Enhance Pharmaceuticals, Inc. is focused on the development of products that improve medical treatment and patient quality of life. It identifies market opportunities where patient needs are unmet or underserved by current drug treatment, and creates non-oral drug products that enhance efficacy, decrease systemic drug dosage, reduce side effects and offer better patient control, convenience and freedom during therapy.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, June 15, 2001
Schering AG
Corporate Communication
For further information please contact:

Oliver Renner - Business and Financial Communication:
Tel.: +49-30-468 12431;
Fax: +49-30-468 166 46;
eMail: oliver.renner@schering.de

Astrid Forster - Pharma Communication:
Tel.: +49-30-468 120 57;
Fax: +49-30-468 167 10;
e-mail: astrid.forster@schering.de

Peter Vogt - Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
e-mail: peter.vogt@schering.de